亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR [redacted] HWA SOUTH
ROAD, SEC.
TELEX 11 ENT TAIPEI
FAX NO: (



RULE12G3-2(B)EXEMPTION NO:82-3385



SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827



SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

NOV 11, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of October 2003.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of October 2003.

Yours faithfully,



Herman Wang

dlw 11/18

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

# PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

**PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2003.**

UNIT:NT$(THOUSAND)

| ITEM | MONTH | 2003 | 2002 | INCREASE OR (DECREASE) | % |
|---|---|---|---|---|---|
| INVOICES AMOUNT | Oct. | 783,918 | 1,063,517 | -279,599 | -26.29% |
| | Jan. TO Oct. | 6,751,657 | 8,487,176 | -1,735,519 | -20.45% |
| NET SALES AMOUNT | Oct. | 826,644 | 1,037,049 | -210,405 | -20.29% |
| | Jan. TO Oct. | 7,881,934 | 9,230,195 | -1,348,261 | -14.61% |
| GUARANTEES OF NOTES | Oct. | 6,102,281 | 6,348,641 | -246,360 | -3.88% |
| GUARANTEES OF NOTES(SUBSIDIARIES) | Oct. | 4,646,325 | - | - | - |

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 18,314,603THOUSAND.